UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Amendment No. 17)*
Drexel Burnham Lambert Real Estate Associates II

(Name of Issuer)
Limited Partnership Units

(Title of Class of Securities)
NONE

(CUSIP Number)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
Colorado Center, Tower Two
2000 South Colorado Boulevard, Suite 2-1000
Denver, Colorado 80222
(303) 757-8101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
with a copy to:
Jonathan L. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
300 S. Grand Ave., Suite 3400
Los Angeles, CA 90071
(213) 687-5000
December 26, 2007

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. NONE	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: AIMCO Properties, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,739 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. NONE	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: AIMCO-GP, Inc. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,739 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. NONE	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Apartment Investment and Management Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 84-129577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		18,739 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

18,739 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

18,739 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

50.27%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. NONE	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. NONE	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10 Units

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

10 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10 Units

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

     This Amendment No. 17 (this “Amendment”) amends the Statement on Schedule 13D (as amended, the “Statement”) previously filed with the Securities and Exchange Commission by AIMCO Properties, L.P. (“Aimco Properties”), AIMCO-GP, Inc., Apartment Investment and Management Company, AIMCO IPLP, L.P. and AIMCO/IPT, Inc.
Item 3. Source and Amount of Funds and Other Consideration.
     Item 3 is hereby supplemented by the addition of the following information:
     This Amendment is being filed after the conclusion of the tender offer by Aimco Properties to purchase outstanding units of limited partnership interest (“Units”) in Drexel Burnham Lambert Real Estate Associates II, a New York limited partnership (the “Partnership”), at a price of $104 in cash per Unit, subject to the conditions set forth in the Offer to Purchase, dated November 26, 2007, and in the related Letter of Transmittal (together, as each may be supplemented or amended from time to time, the “Offer”).
     At midnight, New York City time, on December 26, 2007, the Offer expired pursuant to its terms. A total of 106 Units, representing approximately 0.28% of the outstanding Units, were validly tendered and not properly withdrawn pursuant to the Offer. Aimco Properties has accepted for payment all of those Units. The Units were purchased with cash on hand.
Item 5. Interest in Securities of the Issuer.
     Item 5 is hereby amended and restated in its entirety as follows:
     (a) - (b): The information in lines 7 through 11 and 13 of each Reporting Person’s cover page in this Amendment is incorporated herein by reference.
     (c): Not applicable.
     (d): No other person is known to have the right to receive or the power to direct the receipt of distributions from, or any proceeds from the sale of, the Units beneficially owned by the Reporting Persons.
     (e): Not applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit (a)	Joint Filing Agreement, dated December 28, 2007, by and among Apartment Investment and Management Company, AIMCO-GP, Inc., AIMCO Properties, L.P., AIMCO IPLP, L.P. and AIMCO/IPT, Inc. (filed herewith).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 28, 2007

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC.
its General Partner

AIMCO/IPT, INC.

By:	/s/ Martha Long Martha Long
Senior Vice President

ANNEX I
OFFICERS AND DIRECTORS
Executive Officers
     The names and positions of the executive officers of Apartment Investment and Management Company (“Aimco”) and AIMCO-GP, Inc. (“Aimco-GP”) are set forth below. All of the executive officers of Aimco also serve as executive officers of Aimco-GP. Unless otherwise indicated, the business address of each executive officer is Aimco’s business address: 4582 South Ulster Parkway, Suite 1100, Denver, Colorado 80237. Each executive officer is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco
Jeffrey W. Adler	Executive Vice President — Conventional Property Operations of Aimco
Harry G. Alcock	Executive Vice President and Chief Investment Officer of Aimco
Timothy J. Beaudin	Executive Vice President and Chief Development Officer of Aimco
Miles Cortez	Executive Vice President and Chief Administrative Officer of Aimco
Lisa Cohn	Executive Vice President, General Counsel and Secretary of Aimco
Patti K. Fielding	Executive Vice President — Securities and Debt, and Treasurer of Aimco
Lance J. Graber	Executive Vice President — Aimco Capital Transactions, East of Aimco
Thomas M. Herzog	Executive Vice President and Chief Financial Officer of Aimco
James G. Purvis	Executive Vice President — Human Resources of Aimco
David Robertson	Executive Vice President of Aimco; President and Chief Executive Officer of Aimco Capital
Robert Y. Walker, IV	Executive Vice President and Conventional Operations Chief Financial Officer of Aimco
Scott W. Fordham	Senior Vice President and Chief Accounting Officer of Aimco

Martha L. Long	Senior Vice President – Partnership Transactions of Aimco
55 Beattie Place
P.O. Box 1089
Greenville, SC 29602

Directors
     The name, business address and present principal occupation of each of the directors of Aimco are set forth below. The directors of Aimco-GP are Terry Considine and Thomas M. Herzog. Information relating to Mr. Herzog is set forth above. Each director is a citizen of the United States of America.

Name & Business Address	Present Principal Occupation
Terry Considine	Chairman of the Board, Chief Executive Officer and President of Aimco
4582 South Ulster Parkway, Suite 1100
Denver, Colorado 80237

James N. Bailey	Senior Managing Director and Treasurer of Cambridge Associates, LLC, an investment consulting firm.
Cambridge Associates, Inc.
1 Winthrop Square,
Suite 500
Boston, MA 02110

Richard S. Ellwood	Retired
12 Auldwood Lane
Rumson, NJ 07660

J. Landis Martin	Founder of Platte River Ventures LLC, a private equity firm.
199 Broadway
Suite 4300
Denver, CO 80202

Thomas L. Rhodes	Chairman and President of National Review magazine.
215 Lexington Avenue
4th Floor
New York, NY 10016

Michael A. Stein	Senior Vice President and Chief Financial Officer of ICOS Corporation, a biotechnology company.
22021 20th Avenue SE
Bothell, WA 98021

Exhibit (a)
JOINT FILING AGREEMENT
     The undersigned hereby agree that Amendment No. 17 to the Statement on Schedule 13D relating to units of limited partnership interest in Drexel Burnham Lambert Real Estate Associates II, filed by the undersigned, and all further amendments to such Statement on Schedule 13D, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated: December 28, 2007

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC. its General Partner

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO IPLP, L.P.

By:	AIMCO/IPT, INC. its General Partner

AIMCO/IPT, INC.

By:	/s/ Martha Long Martha Long
Senior Vice President